

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 11, 2017

Devin N. Wenig
President and Chief Executive Officer
eBay Inc.
2025 Hamilton Avenue
San Jose, CA 95125

     Re: eBay Inc.
               Form 10-K for the year ended December 31, 2016
               Response Dated September 28, 2017
               File No. 001-37713

Dear Mr. Wenig:

We have reviewed your September 28, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2017 letter.

Notes to Consolidated Financial Statements

Note 15 – Income Taxes, page F-36

1. We note your response to comment 1 that you will disclose that the step up in tax basis(es) resulted from a change in tax status and consequently in the recognition of the associated tax benefit. We have the following comments:

   - We understand from your response letter dated August 24, 2017 that your foreign operations did not have a change in tax status as that term is commonly understood in the United States, but rather that you believe it is appropriate to characterize the termination, amendment or replacement of certain foreign tax agreements as being "analogous to a change in tax status." If you believe it is appropriate to disclose that you experienced a change in tax status, please explain to us why such disclosure is appropriate.

- Regardless of the above bullet point, please revise your proposed disclosure to explain in more detail the circumstances that led to the change in tax basis. We believe it would provide useful information to your investors if you disclose something similar to the step-up in tax basis for your foreign eBay platforms resulted from your election to terminate the existing tax ruling and finalize a new agreement with the foreign tax authority and the step-up in tax basis for your foreign Classifieds platforms resulted from voluntarily domiciling your foreign Classifieds intangible assets into a new tax jurisdiction. We believe your currently proposed disclosure is overly vague to explain the material change to your financial statements.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products